Itaú Unibanco reports profit of R$11.9 billion in the third quarter of 2025 with a loan portfolio of R$1.4 trillion

Annualized recurring managerial return on average equity (ROE) reached 23.3%

The accelerated adoption of artificial intelligence and digital personalization drives efficiency, proximity, and tailored financial experiences for clients across all profiles and segments.

São Paulo, November 4th, 2025 | In the third quarter of 2025, Itaú Unibanco reported a recurring managerial result of R$11.9 billion, representing an increase of 11.3% compared to the same period of the previous year.

The credit portfolio grew responsibly across all segments in Brazil, maintaining delinquency at historically low levels, reinforcing the bank's ability to combine scale, profitability, and customer proximity.

In R$ million(*) (except where otherwise indicated)	3Q25	2Q25	Δ	3Q24	Δ
Recurring Managerial Result	11,876	11,508	3.2%	10,675	11.3%
Recurring Managerial Return on Average Equity - Annualized – Consolidated	23.3%	23.3%	stable	22.7%	0.6 p.p
Total Credit Portfolio[1] (R$ billion)	1,402.0	1,389.1	0.9%	1,318.1	6.4%
NPL ratio (90 days overdue) – Total[2]	1.9%	1.9%	stable	-	-

(*) As of January 2025, CMN Resolution No. 4,966/21 came into force, establishing the classification, measurement, recognition and write-off of financial instruments and the recognition of a provision for expected loss associated with credit risk. Adoption was prospective, with no material effects.

"We are experiencing a period of accelerated transformation, guided by a strategy that combines solid governance, innovation, and proximity to our clients. Brazilians are increasingly seeking personalized financial experiences and support in making decisions about their financial lives. At Itaú Unibanco, this vision is reflected in a universal, advisory, and comprehensive bank for companies and individuals, driven by a strong digital agenda, intensive use of artificial intelligence, and the construction of an ecosystem of solutions that puts the client at the center, with responsibility and a focus on positive impact for society as a whole."

Milton Maluhy Filho
Itaú Unibanco's CEO."

Quarter highlights:

- Financial margin with clients grew 11.0% year-over-year, driven by the expansion of the loan portfolio and higher returns on liabilities.

- Credit quality indicators continue to improve. Nonperforming loans ratio (90 days overdue) remained stable in the quarter. In Brazil, the individual loan portfolio reached its best historical level.

- The total credit portfolio, including financial guarantees provided and corporate securities, grew 6.4% compared to 3Q24. In the individual segment, growth was 6.5%, with highlights in:

- Mortgage Loans: +15.2%
- Credit Cards Loans: +6.7%
- Personal Loans: +3.8%

[1] Includes financial guarantees provided and corporate securities.
[2] Includes securities.

• Commissions and fees and result from insurance operations increased 7.1% compared to 3Q24, driven by higher revenues from card issuance and increased revenues from payments and collections. Insurance results advanced 17.8%, related to higher earned premiums. • Non-interest expenses totaled R$17.2 billion, up 7.6% compared to 3Q24. The increase reflects ongoing investments in technology (personnel and infrastructure), as well as the impact of the collective wage labor agreement on salaries and benefits effective from September 2025. The quarterly efficiency ratio reached 37.7% in Brazil, the best level for a third quarter in the historical series, highlighting gains in scale and productivity. • Organic capital generation absorbed the regulatory impacts of the period and supported business growth. The Tier I Capital (CET I) ended the quarter at 13.5%, an increase of 0.4 p.p. compared to the previous quarter. • Itaú Unibanco revised its projection for the financial margin with the market for 2025, now expecting growth between R$3.0 billion and R$3.5 billion. This revision mainly reflects the more positive dynamics of the trading desk’s accumulated result compared to the original expectation. More information on Itaú Unibanco’s results is available on the Itaú Unibanco Investor Relations website: www.itau.com.br/investor-relations. Comunicação Corporativa – Itaú Unibanco imprensa@itau-unibanco.com.br “The third quarter results reinforce Itaú Unibanco’s financial strength and the bank’s ability to grow with discipline and efficiency, resulting in robust capital generation. We maintained delinquency at historically low levels, expanded our client base with access to our SuperApp, and advanced in the digitalization of services, which contributed to productivity gains and sustainable profitability. We continue to invest in technology and innovation to ensure responsible growth and generate value for our shareholders, clients, and employees” Gabriel Amado de Moura Itaú Unibanco’s CFO